

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Year End Results and Outlook for 2019

February 11, 2019 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2018 and provides an outlook for 2019. Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Highlights

- **Strong cash position of $23.0 million at year end**
- **Additional $10.2 million from South32 Limited ("South32") anticipated to be received in February 2019**
- **Potential for an additional $10.0 million upon the exercise of in-the-money warrants expiring July 2019**
- **Mineral property expenditures totalling $16.5 million in 2018 and $15.1 million in 2017**
- **2019 progams and budgets totalling $18.2 million**
- **Feasibility Study for the Arctic Project anticipated in first half of 2020**

Outlook for 2019

The Company has approved budgets for the fiscal year ending November 30, 2019 totaling $18.2 million for its project activities at the UKMP. $9.2 million (to be funded by South32) is approved for the Bornite Project which is to be focused on additional exploration drilling a combination of infill and expansion drilling of the known deposit, $7.0 million is approved for the Arctic Project to be focused on feasibility level engineering and environmental work, and $2.0 million (to be funded 50/50 as between the Company and South32) is approved for regional or district exploration focused on identifying new drill targets.

At the Bornite Project, we anticipate drilling approximately 8,000 metres in approximately 12 drill holes with the objective to infill and extend the underground resource. Drilling will be completed with 3 drill rigs during the summer of 2019. At the Arctic Project, we anticipate the need for further geotechnical drilling inside the open pit for feasibility level engineering studies on water management, tailings storage and waste containment analysis and design. Work will be focused on completing the necessary work for a feasibility study, which is

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anticipated to be completed within the first half of 2020. Environmental baseline studies will continue at both Bornite and Arctic while specific environmental studies will be completed at Arctic for feasibility and permitting of the mine.

Trilogy and South32 have agreed to fund equally a $2 million regional or district exploration program and budget. We anticipate completing an aerial EM geophysics survey in the spring of 2019 over the Company's 100 kilometer volcanogenic massive sulphide ("VMS") belt and with that information, prepare for exploration drilling of certain targets.

South32 will fund $9.2 million for the Bornite budget on or before February 12, 2019. The funds received by South32 represent their funding of the third and final year of the Option Agreement and keeps the agreement in good standing. South32 can exercise its option under the agreement to form the 50/50 joint venture at any time prior to January 31, 2020. For 2019, the Company will fund 100% of the Arctic budget.

Review of 2018 Activities

Bornite Project

In partnership with South32 we completed a 2018 exploration program directed by the joint Trilogy-South32 Technical Committee at the Bornite Project with a total budget of $10.8 million, fully funded by South32. The focus of the 2018 program was to follow-up on the 2017 wide step-out exploration program.

The 2018 program comprised of 12 drill holes totaling approximately 10,123 meters (33,212 feet) of exploration drilling through a combination of infill and expansion drill holes in and around the known deposit. The original drilling campaign was budgeted to be 8,000 meters utilizing 3 drill rigs at a cost of $10.0 million and was subsequently expanded to 10,000 meters with the addition of 2 more drill rigs for a revised budget of $10.8 million. The 2018 program followed up on drilling completed during the 2017 exploration program, which was one of the larger programs in the history of drilling at the Bornite Project. The objective of the 2018 drill campaign was to infill and expand the currently defined open pit and underground mineral resources. Drill results were released on August 23, 2018, October 9, 2018, November 19, 2019 and December 13, 2018. In addition, we completed a cobalt resource estimate at Bornite released on June 5, 2018.

Arctic Project

The 2018 program comprised of approximately 593 meters of geotechnical and hydrological drilling completed during the 2018 summer field season. The geotechnical program consisted of 24 large diameter drill holes and 40 excavated test pits and was completed to provide additional geotechnical and hydrologic information for the waste rock dump, tailings management facility, and surface infrastructure in the area. In addition, studies on the Arctic road alignment (from the Arctic mine site to the Dahl Creek airstrip), acid rock drainage and metal leaching potential, ore sorting capabilities and metallurgical studies at Arctic were started during 2018. We also continued the collection of baseline environmental data on hydrology, meteorology and archeology in preparation of a feasibility study and the submission of permitting documents for the mine.

Annual Financial Results

The following selected annual information is prepared in accordance with U.S. GAAP.

*in thousands of dollars,
except for per share amounts*

Selected financial results	Year ended November 30, 2018 $	Year ended November 30, 2017 $	Year ended November 30, 2016 $
General and administrative	1,532	1,385	1,337
Mineral properties expense	16,490	15,100	5,037
Professional fees	453	708	442
Salaries	1,467	975	1,003
Salaries – stock-based compensation	1,441	705	615
Unrealized loss (gain) on held for trading investments	-	1,645	(88)
Loss (gain) on sale of investments	272	580	(57)
Loss from continued operations for the year	21,849	21,104	8,712
Income from discontinued operations for the year	-	-	(3,850)
Loss and comprehensive loss for the year	21,849	21,104	4,862
Basic and diluted loss per common share	$0.18	$0.20	$0.05

For the year ended November 30, 2018, we reported a net loss of $21.8 million (or $0.18 basic and diluted loss per common share) compared to a net loss for the corresponding period in 2017 of $21.1 million (or $0.20 basic and diluted loss per common share) and a net loss of $4.9 million for the corresponding period in 2016 (or $0.05 basic and diluted loss per common share). The 2018 movement in net loss was primarily due to the increased size and magnitude of the field programs undertaken at our mineral properties. Adding to this variance in 2018 were incremental increases in general and administrative expenses, salaries and stock-based compensation, offset by decreases in professional fees as well the loss on disposition of Gold Mining Inc. ("GMI") shares when compared to the prior year.

The 2017 movement in net loss was primarily due to the significantly increased size and magnitude of the field programs undertaken at our mineral properties in 2017 offset by a one-time gain in 2016 on the sale of Sunward Investments Ltd. ("Sunward Investments"), which, through a subsidiary, owned 100% of the Titiribi gold-copper exploration project in Colombia. Additionally, there were losses recognized on both the sale of investments as well as investments designated as held for trading in 2017 that did not exist in the prior fiscal year. The investment in shares and warrants to purchase shares in GMI (formerly, Brazil Resources Inc.) that were acquired through the sale of Sunward Investments in 2016 were fully disposed of during the year ended November 30, 2018.

For the year ended November 30, 2018, we reported a net loss from continuing operations of $21.8 million (or $0.18 basic and diluted loss from continuing operations per common share) compared to a net loss for the corresponding period in 2017 of $21.1 million (or $0.20 basic and diluted loss from continuing operations per common share) and a net loss of $8.7 million for the corresponding period in 2016 (or $0.08 basic and diluted loss from continuing operations per common share).

The slight increase in the loss pertaining to 2018 relates to the size of the program undertaken at the UKMP in 2018. We executed a $16.5 million program at the UKMP in 2018, with $10.8 million on the Bornite Project funded by South32 under the Option Agreement. The 2018 field program consisted of 10,123 meters of exploration drilling at the Bornite Project. At Arctic,

593 meters of geotechnical drilling and 40 test pits were completed to provide additional geotechnical and hydrologic information for the waste rock dump, tailings management facility and surface infrastructure in the area.

Comparably, the significant increase in the loss pertaining to 2017 relates to the size of the program undertaken at the UKMP in 2017. We executed a $15.1 million program at the UKMP in 2017, with $10.0 million on the Bornite Project funded by South32 under the Option Agreement. The 2017 field program consisted of 8,437 meters of exploration drilling at the Bornite Project, 274 meters of geotechnical drilling and 26 test pits completed to determine site facility locations and mine design at the Arctic Project, and 785 meters of infill drilling to collect material for an ore-sorting study at the Arctic Project. Additionally, significant engineering work was completed on the PFS study at the Arctic Project that was completed in Q1 2018.

In contrast, in 2016, we executed a $5.0 million program on the Arctic Project. The program in 2016 was focused on moving the Arctic Project towards pre-feasibility compared to the significant programs undertaken at the Bornite and Arctic Projects in 2017 and 2018. In 2016, we completed a drill program consisting of 3,058 meters at the Arctic Project and increased the environmental baseline data collection and engineering site investigations. Mineral property expenses consist of direct drilling, personnel, community, resource reporting and other exploration expenses, as well as indirect project support expenses such as fixed wing charters, helicopter support, fuel, and other camp operation costs.

Additionally, the significant variance in 2016, compared to 2017 and 2018, relates to the pre-tax gain recognized on the sale of Sunward Investments and the Titiribi Project of $4.4 million. This was a one-time event for which there is no comparable gain in either of the two subsequent years. As a result of the sale, the operations of Sunward Investments were reclassified as a discontinued operation, retrospectively. Expenses of $0.6 million for the year ended November 30, 2016 related to the Sunward Investments operations were reclassified to discontinued operations.

During the year ended November 30, 2018, the Company sold the remaining 2,365,000 common shares of GMI for proceeds of $2.3 million and realized a loss on sale of $0.3 million. Similarly, during the year ended November 30, 2017, the Company sold 2,525,000 common shares of GMI for proceeds of $3.5 million and realized a loss on sale of $0.6 million. For the year ended November 30, 2017, we recognized an unrealized loss on held for trading investments of $1.6 million on 2,365,000 common shares of GMI and 1,000,000 warrants to purchase a common share of GMI.

Professional fees for the year ended November 30, 2018 were $0.5 million, a decrease of $0.2 million from the $0.7 million incurred for the year November 30, 2017, and an increase of $0.1 million from the $0.4 million incurred for the year ended November 30, 2016. Expenses in 2018 decreased from 2017 as the prior year included the arrangement with South32 and preparatory costs associated with the filing of a base shelf prospectus in Canada and the US. Costs in 2016 were down significantly from other years due to less corporate transaction activity as well as $0.2 million in costs related to the sale of Sunward recorded to discontinued operations.

Other variances for the year ended November 30, 2018 compared to 2017 and 2016 are as follows: (a) $1.5 million in general and administrative expenses in 2018 compared to $1.4 million in 2017 and $1.3 million in 2016 due to a less favorable foreign exchange movement; (b) $1.5 million in salaries in 2018 compared to $1 million in 2017 and 2016 due to changes in staffing levels at the corporate office; and (c) $1.4 million in stock based compensation in

2018 compared to $0.7 million in 2017 and $0.6 million in 2016 due to the fair value of grants valued using the Black-Scholes model, which is most sensitive to the Company's increased share price and future expected volatility.

The comparable basic and diluted loss per common share for 2018 of $0.18 is slightly lower than 2017 due to the dilutive effect of the increased weighted average number of shares outstanding at November 30, 2018 versus the prior year. The basic and diluted loss per common share for 2016 of $0.05 is lower than 2017 due to the gain on the sale of Sunward Investments recognized in the 2016 year.

Fourth Quarter Results

During the fourth quarter of 2018, we had a loss of $5.3 million compared to a loss of $6.7 million in the fourth quarter of 2017. The primary drivers for the difference were $0.9 million lower mineral properties expenses, loss on disposition of investments of $0.8 million in the fourth quarter of 2017 for which the comparative is nil in the fourth quarter 2018, all offset by $0.5 million in increased salaries benefits in the fourth quarter 2018. We incurred $3.8 million of mineral property expenses in the fourth quarter of 2018 compared to $4.7 million of mineral property expenses in the fourth quarter of 2017 as the camp closed earlier in the 2018 program (October 13, 2018) versus the 2017 program (October 31, 2017).

Liquidity and Capital Resources

At November 30, 2018, we had $23.0 million in cash and cash equivalents and anticipates receiving $10.2 million from South32 in February 2019 to fund certain 2019 project budgets. The Company also anticipates receiving an additional $10 million upon the exercise of 6.5 million warrants, with an exercise price of $1.52, expiring on July 2, 2019 as the warrants are in-the-money.

We expended $22.1 million on operating activities during the 2018 fiscal year compared with $15.4 million for operating activities for the same period in 2017, and expenditures of $8.7 million for operating activities for the same period in 2016. A majority of cash spent on operating activities during all periods was expended on mineral property expenses, general and administrative expenses, salaries and professional fees. The increase in cash spent in the year ended November 30, 2018 is mainly due to increased mineral property expenses of $1.4, general and administrative expenses of $0.2 million, salaries of $0.5 million and a reduction in accounts payable and accrued liabilities of $2.6 million. As at November 30, 2018, the Company had consolidated cash of $23.0 million and working capital of $22 million. The Company continues to manage its cash expenditures through its working capital and funding from South32 under the Option Agreement. The Company has adequate funds to meet its operations and administration expenses.

On April 20, 2018 the Company completed an offering for gross proceeds of $28.7 million by issuing 24,784,482 common shares at $1.16 per common share. Expenses including bank commissions, legal fees, stock exchange and other fees totaled $1.8 million for net proceeds of $26.9 million.

During the year ended November 30, 2018, we raised $12.7 million from investing activities. These investing proceeds consisted of $10.4 million raised through mineral property funding from South32 and $2.3 million from proceeds from the sale of the remaining investments in GMI, net of $7 thousand expended on capital purchases. During the year ended November 30, 2017, we raised $13.5 million from investing activities. $10.4 million was raised through mineral property funding from South32, $3.5 million from proceeds from the sale of investments in GMI, net of $0.3 million expended on capital purchases. During the year ended November 30, 2016, we raised $0.2 million in sales from investments acquired through the sale of Sunward Investments.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the outlook for 2019, anticipated timing and results of a feasibility study on the Arctic Project, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; timing of the feasibility study; anticipated exercise of warrants; funding by South32; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the



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uncertainties involving the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Technical Report and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

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